UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File No. 1-9318

A.	Full title of the plan and the address of the plan, if different from that of the Issuer named below:

FRANKLIN RESOURCES, INC. 1998 EMPLOYEE STOCK INVESTMENT PLAN

B.	Name of Issuer of the securities held pursuant to the plan and the address of its principal executive office:

FRANKLIN RESOURCES, INC.

One Franklin Parkway

San Mateo, California 94403

Franklin Resources, Inc.

1998 Employee Stock Investment Plan

Financial Statements

For Year Ended July 31, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Plan Administrator of the

Franklin Resources, Inc. 1998 Employee Stock Investment Plan

We have audited the accompanying statements of financial condition of the Franklin Resources, Inc. 1998 Employee Stock Investment Plan (the “Plan”) as of July 31, 2010 and 2009 and the related statements of income and changes in plan equity for the years ended July 31, 2010, 2009 and 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Franklin Resources, Inc. 1998 Employee Stock Investment Plan as of July 31, 2010 and 2009 and income and changes in plan equity for the years ended July 31, 2010, 2009 and 2008 in conformity with accounting principles generally accepted in the United States of America.

/s/ Perry-Smith LLP
Sacramento, California
October 8, 2010

FRANKLIN RESOURCES, INC.

1998 EMPLOYEE STOCK INVESTMENT PLAN

STATEMENTS OF FINANCIAL CONDITION

as of July 31,	2010	2009
Assets
Contributions due from participants’ payrolls	$9,106,429	$6,553,109
Matching share contribution due from Plan Sponsor	0	4,273,784

Total Assets	$9,106,429	$10,826,893

Liabilities and Plan Equity
Payable to Plan Sponsor	$9,106,429	$10,826,893
Plan equity	0	0

Total Liabilities and Plan Equity	$9,106,429	$10,826,893

The accompanying notes are an integral part of these financial statements.

FRANKLIN RESOURCES, INC.

1998 EMPLOYEE STOCK INVESTMENT PLAN

STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY

for the fiscal years ended July 31,	2010	2009	2008
Additions:
Participants’ contributions	$19,464,382	$16,880,991	$25,505,820
Employer match contributions	4,117,164	6,246,366	10,833,675

Total additions	23,581,546	23,127,357	36,339,495
Deductions:
Exercise of option to purchase Plan Sponsor’s common stock	(23,581,546)	(23,127,357)	(36,339,495)

Net increase in Plan equity	0	0	0
Plan equity at:
Beginning of year	0	0	0

End of year	$0	$0	$0

The accompanying notes are an integral part of these financial statements.

FRANKLIN RESOURCES, INC.

1998 EMPLOYEE STOCK INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Description of the Plan

The following description of the Franklin Resources, Inc. 1998 Employee Stock Investment Plan, as amended (the “Plan”), provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. All terms have the meaning set forth in the Plan document.

The Plan was initially approved by the Board of Directors of Franklin Resources, Inc. (“Franklin”) in December 1997 and by the stockholders of Franklin in January 1998, and became effective on February 1, 1998. The Plan was established for the purpose of providing employees of Franklin and its subsidiaries with an opportunity to purchase common stock of Franklin through accumulated payroll deductions. The Plan is intended to qualify as an “Employee Stock Investment Plan” under Section 423 of the Internal Revenue Code of 1986, as amended (the “Code”).

The Plan is administered by the Compensation Committee of the Board of Directors of Franklin (the “Plan Administrator”). Morgan Stanley Smith Barney Stock Plan Services provided recordkeeping services and processed and maintained the individual accounts of the participants through June 30, 2010. Since July 1, 2010, BNY Mellon Shareowner Services has been providing recordkeeping services and processing and maintaining the individual accounts of the participants. Franklin pays all expenses incurred for administering the Plan.

Eligibility. Employees of Franklin or a designated subsidiary who have been employed for at least ten (10) days are eligible to participate in the Plan. An employee may not be granted an option under the Plan if (1) after the granting of the option, such employee would be deemed to own five percent (5%) or more of the combined voting power or value of all classes of stock of Franklin or (2) such employee is subject to rules or laws of a foreign jurisdiction that prohibit or make impractical the employee’s participation in the Plan.

Participation. Participants in the Plan, by a subscription agreement, authorize a whole percentage payroll deduction between one percent (1%) and ten percent (10%) of compensation during each purchase period. The purchase periods are approximately six (6) months and run from February 1 to July 31 each year and from August 1 each year to January 31 of the following year. The Plan Administrator has the authority to change any purchase period by announcement at least ten (10) days prior to the commencement of the purchase period and to determine whether subsequent purchase periods shall be consecutive or overlapping. The fair market value of the common stock is determined on the enrollment date or exercise date for the duration of the purchase period.

Purchase Discount. Participants are granted a separate option for each purchase period on an enrollment date, which option will be automatically exercised on the exercise date at the end of such purchase period. In no event may the participant purchase common stock in any one (1) calendar year having a fair market value in excess of $25,000. For purchase periods commencing prior to August 1, 2008, the purchase price under the Plan was equal to ninety percent (90%) of the lower of (a) the fair market value per share of the common stock on the enrollment date of a purchase period or (b) the fair market value per share on the exercise date. For purchase periods commencing on and after August 1, 2008, the purchase price under the Plan is equal to eighty-five percent (85%) of the lower of (a) the fair market value per share of the common stock on the enrollment date of a purchase period or (b) the fair market value per share on the exercise date for the purchase period. No interest is paid on an employee’s payroll deductions subsequently used to purchase common stock under the Plan.

Shares Authorized. The maximum number of shares of common stock available for sale or as a matching grant under the Plan is limited to eight million (8,000,000) shares. The Plan authorizes the issuance of up to two thousand (2,000) shares of common stock per participant (subject to adjustment for capital changes) in any purchase period.

Withdrawal and Termination of Employment. Participants may withdraw from the Plan, in whole but not in part, at any time by giving at least fifteen (15) days prior written notice, in which event Franklin will refund the entire balance of the participant’s deductions during the purchase period. Withdrawal during a purchase period does not prevent the participant from participating in a later purchase period. In addition, upon a participant’s ceasing to be an employee for any reason the deferral made by the participant but not yet used to purchase shares will be returned to the participant. A participant’s rights under the Plan are revoked upon termination of such participant’s employment.

Amendment and Termination. The Plan Administrator may at any time terminate or amend the Plan. No such termination may affect options previously granted, nor may an amendment make any change in any option previously granted which adversely affect the rights of any participant.

FRANKLIN RESOURCES, INC.

1998 EMPLOYEE STOCK INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Matching Grants. For purchase periods commencing prior to August 1, 2008, Franklin had the right, at its discretion, to provide matching stock based grants to participants of whole or partial shares upon terms and conditions determined by the Plan Administrator. In its discretion, the Plan Administrator provided a matching grant of one-half (1/2) share for each share issued to a participant who held shares purchased under the Plan, which were not previously matched, for at least eighteen (18) months after exercise. No matching grants will be made for shares purchased during purchase periods commencing on or after August 1, 2008.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Management believes that the accounting estimates are appropriate and the resulting balances are reasonable; however, due to the inherent uncertainties in making estimates, actual amounts may differ from these estimates.

Contributions

Participants’ contributions are recorded on the accrual basis as of the date the contributions are withheld from the employees’ compensation. Employer matching contributions from Franklin, as described above, were recorded based on the value of the amount of shares at the time Franklin provided the matching grant of shares.

Withdrawals and Termination of Employment

All contributions to the Plan have been reported net of withdrawals, as employee withdrawals are refunded by Franklin, the plan sponsor, prior to deposit into the Plan. See “Withdrawal and Termination of Employment” in Note 1 – Description of the Plan.

Impact of Recently Issued Accounting Standards

The Plan adopted the Financial Accounting Standards Board (the “FASB”) Accounting Standards Codification (the “Codification”), which is now the single source of authoritative U.S. generally accepted accounting principles (“GAAP”) recognized by the FASB. Rules and interpretive releases of the United States Securities and Exchange Commission (the “SEC”) under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. All other accounting literature not included in the Codification or SEC rules and interpretive releases became nonauthoritative. As the Codification does not change U.S. GAAP, the adoption of the Codification had no impact on the Plan’s financial statements.

In April 2009, the FASB issued a new standard that provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased and includes guidance on identifying circumstances that indicate a transaction is not orderly. The standard is effective for interim reporting periods ending after June 15, 2009. The adoption of the standard did not have a material impact on the Plan’s financial statements.

In February 2007, the FASB issued a new standard that permits entities to irrevocably elect fair value as the measurement method for certain financial assets and liabilities, with changes in fair value recognized in earnings as they occur. The standard provides the fair value option election on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The difference between carrying value and fair value at the election date should be recorded as a cumulative effective adjustment to opening retained earnings. The standard is effective as of the beginning of the first fiscal year that begins after November 15, 2007. The Plan adopted the standard on August 1, 2008 without electing to apply the fair value option to any eligible assets or liabilities. Therefore, the adoption of the standard did not have a material impact on the Plan’s financial statements.

In September 2006, the FASB issued a new standard which provides a common definition of fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The standard is effective for fiscal years beginning after November 15, 2007. The Plan adopted the standard and related interpretations on August 1, 2008 or during the Plan year ended July 31, 2009 as required for its financial assets and liabilities measured and reported at fair value. The adoption of the standard did not have a material impact on the Plan’s financial statements.

FRANKLIN RESOURCES, INC.

1998 EMPLOYEE STOCK INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

3.	Security Transactions

Franklin common stock is purchased upon exercise of options under the Plan and such purchase is effective as of the last day of each six (6) month purchase period. The value of the amount of shares of Franklin common stock purchased upon exercise of the options is based upon the amount of the participants’ payroll deduction contributions plus the value of the amount of shares that participants received at the time Franklin provided matching grants, if any.

Franklin common stock is issued directly to the participants from unissued shares designated for the Plan. For the Plan’s fiscal years ended July 31, 2010, 2009 and 2008, the number of shares issued, including purchases and matching grants, were approximately 285,000, 499,000 and 405,000 shares, respectively. Since inception of the Plan, approximately 5,182,000 of the 8,000,000 designated shares have been issued under the Plan.

4.	Federal Income Tax Status

The Plan is intended to constitute an employee stock purchase plan within the meaning of Section 423 of the Code. The Plan Administrator believes the Plan has been operated in compliance with applicable requirements of the Code and therefore no provision for income taxes has been reflected in the accompanying financial statements. Issuance of shares under the Plan is not intended to result in taxable income to participants in the Plan. Upon the sale of Franklin common stock purchased under the Plan, participants are subject to tax. The participant’s tax liability at the time of sale depends upon the holding period of the shares in the Plan.

5.	Plan Amendments

Effective August 1, 2007, the duration of purchase periods changed from a twenty-four (24) month purchase period to a six (6) month purchase period. The purchase and accrual periods run from February 1 to July 31 each year and from August 1 each year to January 31 of the following year. As a result of this amendment, the accrual period and the purchase period have the same meaning for purchases made on or after August 1, 2007. The fair market value of the common stock is determined on the enrollment date or the exercise date for the duration of the purchase period of six (6) months. These amendments to the Plan did not require the approval of Franklin’s stockholders.

Effective June 17, 2008, the Plan was amended and restated by the Board of Directors of Franklin to increase the amount of the discount on the purchase price from 10% to 15% for shares purchased in purchase periods commencing on and after August 1, 2008. In addition, the June 2008 amendments eliminated provisions in the Plan regarding Franklin’s discretionary matching grants under the Plan for purchase periods commencing on and after August 1, 2008. These amendments to the Plan did not require the approval of Franklin’s stockholders.

Effective February 1, 2010, the Plan was amended and restated to (a) bring the Plan in to compliance with proposed changes to the regulations promulgated under Section 423 of the Code, (b) modify the definitions of “Exercise Date” and “Purchase Price” under the Plan to clarify treatment in the event a purchase period ends on a date other than a market trading day under the Plan, and (c) make certain other clarifying and administrative changes. These amendments to the Plan did not require the approval of Franklin’s stockholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DATE: October 8, 2010	FRANKLIN RESOURCES, INC. 1998 EMPLOYEE STOCK INVESTMENT PLAN

/s/ KENNETH A. LEWIS
Kenneth A. Lewis
Executive Vice President and Chief Financial Officer
Authorized Representative of the Plan Administrator of the Franklin Resources, Inc. 1998 Employee Stock Investment Plan

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Perry-Smith LLP, Independent Registered Public Accounting Firm